NO ACT

PE
12-18-13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

14005061

DIVISION OF
CORPORATION FINANCE

Received

January 17, 2014

JAN 17 2014

Washington, DC 20549

McAlister C. Marshall, II
The Brink's Company
mmarshall@brinkscompany.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-17-14

Re: The Brink's Company
Incoming letter dated December 18, 2013

Dear Mr. Marshall:

This is in response to your letter dated December 18, 2013 concerning the shareholder proposal submitted to Brink's by William Steiner. We also have received a letter on the proponent's behalf dated December 22, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 17, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Brink's Company
Incoming letter dated December 18, 2013

The proposal asks that the company take the steps necessary to reorganize the board into one class with each director subject to election each year.

We are unable to concur in your view that Brink's may exclude the proposal under rules 14a-8(b) and 14a-8(f). In this regard, we note that John Chevedden submitted the proposal on behalf of William Steiner, the proponent, and a written statement was provided to Brink's verifying that the proponent satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we do not believe that Brink's may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

There appears to be some basis for your view that Brink's may exclude the proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board. It appears, however, that this defect could be cured if the proposal were revised to provide that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting. Accordingly, unless the proponent provides Brink's with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Brink's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Norman von Holtzendorff
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 22, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Brink's Company (BCO)
Simple Majority Vote
William Steiner

Ladies and Gentlemen:

This is in regard to the December 18, 2013 company request concerning this rule 14a-8 proposal.

Company Directors can resign and then accomplish declassification "in one election cycle." For example the Safeway 2004 definitive proxy is one example of converting from a 100% staggered board to a 100% declassified board in one election cycle. The company does not argue that it cannot follow the Safeway example.

The company does not argue that it is impermissible for its directors to resign or for a number of directors to resign at the same time. Nor does the company claim that it has the power to force one director or a number of directors to serve out their terms. Nor does the company claim that it can prevent a number of directors from giving advance notice of their resignation.

The following email exchange is another example where a company transitioned to annual election of each director in one year. This email exchange was included in a 2006 no action request and is therefore public information.

From: "Carter, Tom"
Date: Fri, 2 Dec 2005 10:24:50 -0500
To: "J"
Subject: RE: (GPC)

Mr. Chevedden, your understanding is correct. The amendment to the Genuine Parts Company Restated Articles would result in the annual election of all directors beginning with the 2007 annual shareholder meeting and beginning with the 2007 annual meeting all directors would be elected to a one year term.

Regards,
Tom Carter

W. Thomas Carter III
Alston & Bird LLP
One Atlantic Center

1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Direct Dial: 404-881-7992
Fax: 404-881-4777
www.alston.com

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: William Steiner

McAlister C. Marshall <mmarshall@brinkscompany.com>

[BCO: Rule 14a-8 Proposal, November 4, 2013]

Proposal 4* – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

A total of 79 S&P 500 and Fortune 500 companies declassified their boards in 2012 and 2013. The 79 companies whose boards were declassified have an aggregate market capitalization exceeding one trillion dollars (as of October 20, 2013). Annual elections are widely viewed as a corporate governance best practice. Board declassification and annual elections could make directors more accountable, and thereby contribute to improving performance and increasing company value.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, had concerns regarding our executive pay. Brink's can give long-term incentive pay to our CEO for below-median performance. Unvested equity pay would not lapse upon CEO termination. CEO perks were $250,000. There was not one independent director who had general expertise in risk management. Michael Herling, who chaired our audit committee, received our highest negative vote – 26%.

Management had a unilateral right to amend our company's articles / constitution without shareholder approval. There were constituency provisions that could be invoked to deter profitable tender offers regarded as hostile by management. There were limits on the right of shareholders to take action by written consent. An 80% vote would be needed to make certain improvements in our governing documents. There was plurality voting which meant a director usually needed only one yes-vote to be elected.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Elect Each Director Annually – Proposal 4.*

BRINKS

The Brink's Company
1801 Bayberry Court
P.O. Box 18100
Richmond, VA 23226-8100 U.S.A.
Tel: (804) 289-9625
Fax: (804) 289-9765
E-mail: mmarshall@BrinksCompany.com

McAlister C. Marshall, II
Vice President and General Counsel

December 18, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **The Brink's Company Shareholder Proposal from John Chevedden on behalf of William Steiner**

Ladies and Gentlemen:

The Brink's Company (the "***Company***") hereby submits this letter pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to notify the staff (the "***Staff***") of the Division of Corporation Finance of the Securities and Exchange Commission (the "***SEC***") of the Company's intention to omit from its proxy statement for the Company's 2014 Annual Meeting of Shareholders (the "***2014 Proxy Materials***") a shareholder proposal (attached hereto as Exhibit A, the "***Proposal***") and related supporting statement submitted on behalf of Mr. William Steiner ("***Steiner***") by Mr. John Chevedden ("***Chevedden***").

In accordance with *Staff Legal Bulletin* No. 14D (November 7, 2008), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company intends to file its definitive 2014 proxy materials with the SEC and a copy of this letter and its attachments is being e-mailed to Chevedden and sent via FedEx simultaneously to Messrs. Chevedden and Steiner.

BACKGROUND

On November 7, 2013, the Company received the Proposal and accompanying letter (the "***Letter***") via certified mail. The envelope was post marked November 4, 2013 and the return address on the envelope *** FISMA & OMB Memorandum M-07-16 *** was identical to the one ascribed in the Letter to Chevedden. The Company received the same documents via fax on November 8, 2013. See Exhibit B. While the letterhead indicated that the letter was sent by Steiner at *** FISMA & OMB Memorandum M-07-16 *** the fax was sent from a fax machine indicating a fax number with an area code located in Southern California.

The Letter was dated October 21, 2013 and purports to be an authorization by Steiner for Chevedden to submit a proposal attached to the Letter on behalf of Steiner. The Proposal attached to the Letter was dated November 4, 2013, two weeks following the date of Steiner's Letter.

On November 20, 2013, after confirming that Chevedden was not a shareholder of record of the Company, the Company sent a letter to Chevedden via e-mail and overnight mail via fedex of (i) its view that Chevedden is the Proposal's sole proponent, (ii) the requirements of Rule 14a-8(b), (iii) its view that Chevedden's submission failed to meet the requirements of that paragraph of Rule 14a-8 and (iv) the requirement that Chevedden cure those deficiencies within 14 days of receipt of the Company's notice by showing Chevedden's ownership of shares. See Exhibit C.

On November 27, 2013 the Company received an e-mail from Chevedden attaching a letter from Steiner, dated November 26, 2013, stating that Steiner is the sole proponent of "the rule 14a-8 proposal [BCO: Rule 14a-8 Proposal, November 4, 2013]". See Exhibit D.

As of the date of this letter, the Company has not received any response from Chevedden submitting any proof of his ownership of the Company's securities.

BASES FOR THE PROPOSAL'S EXCLUSION

We believe that the Proposal may be excluded from the Company's 2014 Proxy Materials on the following grounds:

- Rule 14a-8(i)(8)(ii) expressly permits the exclusion of proposals that would remove directors from office before their terms expire.
- Rule 14a-8 does not permit shareholders to make "proxy proposals by proxy" as has been attempted by Chevedden and Steiner and Chevedden has not satisfied the proof of ownership requirements of Rule 14a-8(b).

I. The Proposal may be excluded under Rule 14a-8(i)(8)(ii) because it would improperly remove directors from office before their terms expire.

Rule 14a-8 imposes requirements on shareholders seeking to make a proposal for inclusion in a company's proxy statement and sets forth certain substantive bases on which companies may exclude shareholder proposals. Specifically, Rule 14a-8(i)(8)(ii) provides that a company may exclude a shareholder proposal that "[w]ould remove a director from office before his or her term expired." That is precisely what the Proposal would do. It is excludable on this basis alone.

The Company has a "staggered board" comprised of directors each having a three-year term. In any given year, approximately one-third of the directors' terms expire, and the directors holding those terms stand for election (thus creating three director "classes" by year). The Proposal seeks to cut short the terms of many of the Company's directors. It expressly would provide for the Company to "take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition *within one-year*." (Emphasis added.) Indeed, if implemented following the Company's 2014 annual meeting, as the Proposal insists, the Proposal would cut short by one year the terms of three directors whose terms expire in 2016 and would also cut short by two years the terms of two directors whose terms expire in 2017 if they are elected at the 2014 annual meeting.

The Staff has expressly and repeatedly confirmed that Rule 14a-8(i)(8)(ii) permits companies to exclude shareholder proposals that would remove directors from office before their terms expire. The Staff has previously excluded *Chevedden's* own proposals to other companies on this exact basis and the same result in warranted here. *See, e.g., Kinetic Concepts, Inc., SEC No-Action Letter (2004-2011)*, WSB File No. 0321201127 (CCH) (Mar 21, 2011) (confirming the exclusion of Defendant Chevedden's proposal to require each director to stand for election annually); *id.*, Letter from S. Gupta to SEC Div. of Corp. Fin., Jan. 19, 2011 at 13 ("It has been a long-standing position of the Staff that proposals which have the purpose, or that could have the effect, of prematurely removing a director from office before his or her term expired are considered to relate to a nomination or an election and are therefore excludable"); *Western Union Co., SEC No-Action Letter (2004-2011)*, Fed. Sec. L. Rep. (CCH) II 76,705 (Feb. 25, 2011) (confirming the exclusion of an identical proposal from another proponent "under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board").

II. Rule 14a-8 does not permit shareholders to make "proxy proposals by proxy," as attempted by Chevedden and Steiner and Chevedden has not satisfied the proof of ownership requirements of Rule 14a-8(b).

Chevedden is not a record shareholder of the Company eligible to submit a shareholder proposal. Instead, he purports to act as a "proxy" for Steiner, who is a shareholder, to submit the Proposal for inclusion in the Company's 2014 Proxy Materials. Rule 14a-8 does not permit a person to act as a shareholder's "proxy" in order to submit a shareholder proposal and the Company believes it may properly exclude the Proposal from its 2014 Proxy Materials in reliance on Rule 14a-8(f), because Chevedden did not provide sufficient proof of his ownership of the Company's common stock as of the date the Proposal was submitted, as required by Rule 14a8(b).

A. Waste Connections v. Chevedden

On January 30, 2013, Waste Connections notified the Staff of its intention to exclude a proposal regarding annual election of directors submitted by Chevedden, purportedly on behalf of a shareholder of Waste Connections, Mr. James McRitchie ("*McRitchie*"). Waste Connections also filed a lawsuit in the U.S. District Court for the Southern District of Texas seeking a judicial declaration that it could omit Chevedden's proposal from its proxy materials.

According to its notice to the Staff and pleadings in the lawsuit, Waste Connections received an email on November 27, 2012, from Chevedden containing the proposal relating to shareholders' right to call a special meeting. The email attached a letter from McRitchie purporting to authorize Chevedden to act as McRitchie's proxy for submitting a shareholder proposal. McRitchie's letter did not identify the proposal by name or description. In December 2012, Chevedden submitted a "revised proposal" relating to the annual election of directors. This proposal was accompanied by the same November 27, 2012 letter from McRitchie with the words "revised Dec. 6, 2012" handwritten at the top.

Waste Connections argued in its notice to the Staff and in its complaint that the proposal could be omitted on several grounds, including that (a) Rule 14a-8 does not permit a shareholder to submit a "proposal by proxy," (b) Chevedden failed to sufficiently demonstrate that McRitchie or another shareholder was the true proponent of the proposal prior to the Rule 14a-8(e)(2) deadline, and (c) Chevedden failed to demonstrate he was a shareholder who met Rule 14a-8(b)'s requirement despite sufficient notice from Waste Connections of this requirement.

On February 1, 2013, Chevedden filed a motion to dismiss the complaint. On February 22, 2013, Waste Connections filed a summary judgment motion on its declaratory judgment claim that it could exclude the proposal from its proxy materials because it violated Rule 14a-8. On June 6, 2013, the District Court entered an order denying Chevedden's motion to dismiss and granting Waste Connections' motion for summary judgment. The court noted that Waste Connections "has met its burden of demonstrating that there is no genuine dispute as to the material facts" asserted in its motion (including the facts underlying the three bases for exclusion discussed above). Chevedden has filed a notice of appeal. The Motion for Declaratory Judgment, Motion for Summary Judgment (excluding exhibits), and Order in the Waste Connections matter are attached as <u>Exhibit E</u>.

B. Rule 14a-8 does not permit shareholders to make "proxy proposals by proxy," as attempted by Chevedden and Steiner.

The SEC has long held that in order to utilize Rule 14a-8, the proponent must be a security holder of the company to which the proponent intends to submit the proposal. Rule 14a-8(b)(1) requires a proponent to "have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year."

Rule 14a-8(h) allows a shareholder to designate a "representative . . . to present a proposal on your [the shareholder's] behalf." However, Section (h), the only section of Rule 14a-8 that allows a shareholder to designate a representative to act on his or her behalf, permits such designation only for the limited purpose of presenting the shareholder's proposal at the shareholders' meeting. The rule does not contain *any* language permitting a non-shareholder to submit a proposal for inclusion in a company's proxy statement or permitting a shareholder to grant a proxy to another person in advance of the shareholders' meeting in order for that other person to submit a proposal.

Despite the court's ruling in *Waste Connections v. Chevedden*, Chevedden has once again attempted to submit a "shareholder proposal by proxy." In his Letter, Steiner attempts to give the identical proxy that McRitchie purported to give in Waste Connections v. Chevedden (i.e., "my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it").

Also, it is not clear from this so-called "proxy" that Steiner has authorized a proposal on the topic of director term limits be submitted to the Company. The Letter, dated October 21, 2013, refers to an "attached" Rule 14a-8 proposal, however, there is no proposal attached that is dated on or before October 21, 2013. Rather, the attachment includes a proposal with a date of November 4, 2013. While Chevedden's e-mail of November 27, 2013 included as an attachment a letter purportedly from Steiner dated November 26, 2013, stating that Steiner was the sole proponent of a proposal "[BCO: Rule 14a-8 Proposal, November 4, 2013] Proposal 4th – Elect Each Director Annually", this letter was sent and received after November 15, 2013, the Rule 14a-8(e) deadline for submissions of proposals and furthermore, did not attach the text of any proposal. Thus, even if it is the Staff's view that, contrary to the ruling in *Waste Connections v. Chevedden*, Rule 14a-8 permits a shareholder to submit a proposal by proxy, the sort of "shareholder proposal by proxy" scheme that Chevedden relies upon should not be considered sufficient. The shareholder proponent should be required to grant a proxy that actually authorizes the specific proposal advanced on his or her behalf and within the time period required by Rule 14a-8(e).

C. The Proposal May Be Excluded in Reliance on Rule 14a-8(f), Because Chevedden Has Not Sufficiently Demonstrated His Eligibility to Submit a Shareholder Proposal Under Rule 14a-8(b) and Did Not Provide Sufficient Proof of Ownership After Receiving Proper Notice Under Rule 14a-8(f)(1).

Rule 14a-8(b)(1) provides, in part, that when the shareholder is not a record holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company." The shareholder may prove this pursuant to Rule 14a-8(b)(2)(i) by submitting a written statement from the record holder of the securities verifying that the shareholder has owned the requisite amount of securities continuously for one year as of the date the shareholder submits the proposal. See Staff Legal Bulletin No. 14 (July 13, 2001) ("*SLB 14*").

As set forth above, the Company's view is that Rule 14a-8 does not permit a shareholder to submit a shareholder proposal through the use of a proxy such as provided in the Letter. Thus, Chevedden, not Steiner, is the true proponent of the Proposal.

Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal from the company's proxy materials if the shareholder proponent fails to comply with the eligibility or procedural requirements under Rule 14a-8, provided that the company, within 14 days of receipt of the proposal, notified the proponent of any eligibility or procedural deficiencies and the proponent failed to correct those deficiencies within 14 days of receipt of that notice. Because the Company could confirm only that Chevedden was not a shareholder of record and he had provided no proof of his beneficial ownership of Company shares, it gave timely notice of that deficiency to Chevedden under Rule 14a-8(f)(1).

As noted above, the Company received the Proposal on November 7, 2013 and on November 20, 2013, within 14 days of its receipt of the Proposal, the Company gave notice to Chevedden advising that based on Waste Connections v. Chevedden, the Company considered Chevedden the sole proponent of the Proposal. The Company's notice included:

- A reference to Waste Connections v. Chevedden, including the assertion that Rule 14a-8 did not permit submission of a "proxy proposal by proxy" and that the purported "proxy" letter was not sufficient to demonstrate that Chevedden was eligible to submit a proxy access proposal to the Company;
- A description of Rule 14a-8(b)'s eligibility requirements;
- A statement explaining that sufficient proof of ownership had not been received by the Company;
- An explanation of what Chevedden should do to comply with the rule;
- A description of the required proof of ownership in a manner consistent with the guidance in SLB 14F.
- A statement calling Chevedden's attention to the 14-day deadline for responding to the Company's notice; and
- A copy of Rule 14a-8 and SLB 14F.

As of the date of this letter, Chevedden has not provided written support demonstrating that he continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the 2014 annual meeting for at least one year by the date on which the Proposal was submitted. When a company has provided sufficient notice to a shareholder of procedural or eligibility deficiencies under Rule 14a-8(f)(1) and those deficiencies have not been timely cured, the Staff has consistently permitted companies to omit shareholder proposals pursuant to paragraphs (b) and (f) of Rule 14a-8. *See, e.g., Hewlett-Packard Co.*, SEC No-Action Letter (July 28, 2010) (concurring with the exclusion of a deficient shareholder proposal that the shareholder failed to cure in his response to the company's notice of deficiency under Rule 14a-8(b)).

Accordingly, the Company may properly exclude the Proposal from its 2014 Proxy Materials in reliance on paragraphs (b) and (f) of Rule 14a-8.

* * *

For the foregoing reasons, the Company requests your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2014 Proxy Materials.

Please do not hesitate to contact me at (804) 289-9625, or by email at mmarshall@brinkscompany.com, if you have any questions or require any additional information with regard to this matter.

Sincerely,

McAlister C. Marshall, II

Enclosure

cc: John Chevedden
William Steiner

EXHIBIT A

Page 15 redacted for the following reason:

- -

*** FISMA & OMB Memorandum M-07-16 ***

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Thomas C. Schievelbein
Chairman
Brink's Company (BCO)
1801 Bayberry Ct
P.O. Box 18100
Richmond, VA 23226
PH: 804-289-9623
FX: 804-289-9770

Dear Mr. Schievelbein,

I purchased stock and hold stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

William Steiner

Date: 10-21-13

cc: Michael J. McCullough
Secretary

[BCO: Rule 14a-8 Proposal, November 4, 2013]

Proposal 4* – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

A total of 79 S&P 500 and Fortune 500 companies declassified their boards in 2012 and 2013. The 79 companies whose boards were declassified have an aggregate market capitalization exceeding one trillion dollars (as of October 20, 2013). Annual elections are widely viewed as a corporate governance best practice. Board declassification and annual elections could make directors more accountable, and thereby contribute to improving performance and increasing company value.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, had concerns regarding our executive pay. Brink's can give long-term incentive pay to our CEO for below-median performance. Unvested equity pay would not lapse upon CEO termination. CEO perks were $250,000. There was not one independent director who had general expertise in risk management. Michael Herling, who chaired our audit committee, received our highest negative vote – 26%.

Management had a unilateral right to amend our company's articles / constitution without shareholder approval. There were constituency provisions that could be invoked to deter profitable tender offers regarded as hostile by management. There were limits on the right of shareholders to take action by written consent. An 80% vote would be needed to make certain improvements in our governing documents. There was plurality voting which meant a director usually needed only one yes-vote to be elected.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Elect Each Director Annually – Proposal 4.*

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Thomas C. Schievelbein
Chairman
Brink's Company (BCO)
1801 Bayberry Ct
P.O. Box 18100
Richmond, VA 23226
PH: 804-289-9623
FX: 804-289-9770

Dear Mr. Schievelbein,

I purchased stock and hold stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

William Steiner ________________ 10-21-13
William Steiner Date

cc: Michael J. McCullough
Secretary

[BCO: Rule 14a-8 Proposal, November 4, 2013]
Proposal 4* – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

A total of 79 S&P 500 and Fortune 500 companies declassified their boards in 2012 and 2013. The 79 companies whose boards were declassified have an aggregate market capitalization exceeding one trillion dollars (as of October 20, 2013). Annual elections are widely viewed as a corporate governance best practice. Board declassification and annual elections could make directors more accountable, and thereby contribute to improving performance and increasing company value.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, had concerns regarding our executive pay. Brink's can give long-term incentive pay to our CEO for below-median performance. Unvested equity pay would not lapse upon CEO termination. CEO perks were $250,000. There was not one independent director who had general expertise in risk management. Michael Herling, who chaired our audit committee, received our highest negative vote – 26%.

Management had a unilateral right to amend our company's articles / constitution without shareholder approval. There were constituency provisions that could be invoked to deter profitable tender offers regarded as hostile by management. There were limits on the right of shareholders to take action by written consent. An 80% vote would be needed to make certain improvements in our governing documents. There was plurality voting which meant a director usually needed only one yes-vote to be elected.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Elect Each Director Annually – Proposal 4.*

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

TD Ameritrade

Post-it® Fax Note 7671	Date 11-8-13	# of pages ▶
To Michael McCullough	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 704-289-9770	Fax #	

November 8, 2013

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** in TD Ameritrade Clearing, Inc., DTC #0188

Dear William Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves to confirm that since September 1, 2012, you have continuously held at least 500 shares each of VERIZON COMMUNICATIONS (VZ), BRINKS CO (BCO), ARCHER DANIELS MIDLAND CO (ADM), DOW CHEMICAL (DOW), and CSX CORP (CSX).

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Mark Bell
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

EXHIBIT C

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

DIRECT DIAL: (212) 403-1309
DIRECT FAX: (212) 403-2309
E-MAIL: DAKATZ@WLRK.COM

November 20, 2013

VIA EMAIL AND OVERNIGHT MAIL

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of The Brinks Company (**"Brink's"**), which received on November 7, 2013 a shareholder proposal relating to director terms (the **"Proposal"**) for consideration at Brink's 2014 Annual Meeting of Shareholders. Your email contained a letter from William Steiner dated October 21, 2013, purporting to appoint you and/or your designee as his proxy to submit this proposal on his behalf. However, noting the recent litigation to which you and Mr. James McRitchie were party in the Southern District of Texas, it does not appear that Rule 14a-8 permits a shareholder to submit a shareholder proposal through the use of a proxy such as the letter you provided. We therefore consider you to be the proponent of the Proposal.

The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission (**"SEC"**) regulations require us to bring to your attention.

Ownership Verification

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. Brink's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date Brink's has not received proof from you that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to Brink's. In this regard, Brink's records indicate that the Proposal was submitted by you via certified mail postmarked November 4, 2013.

To remedy this defect, you must submit sufficient proof of your ownership of Brink's shares. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted (*i.e.*, November 4, 2013), you continuously held the requisite number of Brink's shares for at least one year.

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of Brink's shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of shares for the one-year period.

For your reference, please find enclosed a copy of SEC Rule 14a-8.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance (the "**SEC Staff**") published Staff Legal Bulletin No. 14F ("**SLB 14F**"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("**DTC**") participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at:

http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

If your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are held. You should be able to determine the name of this DTC participant by asking your broker or bank. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

Statement of Intent Regarding Continued Ownership

Brink's has not received your written statement that you intend to continue to hold the securities through the date of Brink's 2014 Annual Meeting of Shareholders, as required by Rule 14a-8(b). To remedy this defect, you must submit to Brink's a written statement that you intend to continue ownership of the shares through the date of the 2014 Annual Meeting of Shareholders.

Response Required Within 14 Days

For the Proposal to be eligible for inclusion in Brink's proxy materials for Brink's 2014 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Brink's Corporate Secretary at 1801 Bayberry Court, P.O. Box 18100, Richmond, Virginia 23226-8100. You may also transmit any response by email to me at DAKatz@wlrk.com, with a copy to McAlister C. Marshall at mmarshall@brinkscompany.com.

If you have any questions with respect to the foregoing, please contact me at 212-403-1309.

Sincerely,

David A. Katz

Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Legal Bulletin No. 14F

Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;

- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under

Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist.

LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its

authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

EXHIBIT D

From: *** FISMA & OMB Memorandum M-07-16 ***
Date: November 27, 2013 at 10:25:59 PM EST
To: "McAlister C. Marshall" <MMarshall@brinkscompany.com>
Subject: Rule 14a-8 Proposal (BCO) mos'

Mr. Marshall,
Although not believed to be necessary the attachment is provided as a special accommodation to the company in response to the vague company letter that fails to be based on any no action precedent whatsoever.
Sincerely,
John Chevedden

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Michael J. McCullough
Secretary
Brink's Company (BCO)
1801 Bayberry Ct
P.O. Box 18100
Richmond, VA 23226
PH: 804-289-9623
FX: 804-289-9770

Dear Mr. McCullough,

This is to respond to the company letter within the 14-days specified.
The rule 14a-8 proposal:
[BCO: Rule 14a-8 Proposal, November 4, 2013]
Proposal 4* – Elect Each Director Annually
was submitted using a method in use for at least 15-years for rule 14a-8 proposals. This is to reconfirm the cover letter and proposal. I am the sole proponent of this proposal. This additional confirmation is believed unnecessary and is forwarded as a special accommodation for the company.

Sincerely,

William Steiner

William Steiner

11-26-13
Date

EXHIBIT E

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

WASTE CONNECTIONS, INC.,	)	
Plaintiff,	)	Civil Action:
v.	)	
JOHN CHEVEDDEN, JAMES McRITCHIE and MYRA K. YOUNG,	)	
Defendants.	)	

PLAINTIFF'S ORIGINAL COMPLAINT

Plaintiff Waste Connections, Inc. ("WCN") files this complaint for declaratory judgment against Defendants John Chevedden ("Chevedden"), James McRitchie ("McRitchie") and Myra K. Young ("Young"). WCN seeks a judgment declaring that it is permitted to exclude Defendants' shareholder proposal from its proxy statement.[1]

Summary of the Action

1. Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8") governs the submission of shareholder proposals for inclusion in a company's proxy statement and the bases on which companies may properly exclude such proposals. *See* 17 C.F.R. § 240.14a-8. Because Defendants' proposal falls within the express grounds on which proposals may be excluded under Rule 14a-8, and because Defendants have not otherwise

[1] As explained in more detail below, Defendant Chevedden has attempted to submit a shareholder proposal purportedly on behalf of Defendants McRitchie and Young. Although WCN herein at times refers to the proposal as "Defendants' proposal" or "their proposal" for convenience, as explained in more detail below neither Defendant McRitchie nor Defendant Young actually expressed support for the proposal at issue. WCN, in using the terms "Defendants' proposal" or "their proposal" for convenience, does not concede otherwise.

complied with Rule 14a-8, the proposal may be excluded from WCN's proxy statement. WCN must draft, finalize and mail to shareholders its proxy statement in advance of its annual meeting scheduled for June 14, 2013. These timing and logistical constraints cause WCN to seek a declaration from this Court as soon as is practicable that the proposal may be excluded from its proxy statement.

Parties

2. Plaintiff WCN is a Delaware corporation, with its principal office and place of business in The Woodlands, Texas.

3. Defendant Chevedden is an individual residing in Redondo Beach, California, and may be served with process and a copy of this complaint at *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

4. Defendant McRitchie is an individual residing in Elk Grove, California, and may be served with process and a copy of this complaint at *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

5. Defendant Young is an individual residing in Elk Grove, California, and may be served with process and a copy of this complaint at *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Jurisdiction and Venue

6. This Court has federal question jurisdiction over this matter under 28 U.S.C. § 1331. This Court also has diversity jurisdiction over this matter under 28 U.S.C. § 1332 because there is complete diversity between Plaintiff and Defendants. This Court also has jurisdiction over this matter under § 27 of the Securities Exchange Act of 1934, 15 U.S.C. § 78aa, because the acts or transactions complained of may be enforced in this district, and

because Defendants have transacted business in this district with respect to the matters at issue in this lawsuit.

7. This Court has the power to grant declaratory relief under 28 U.S.C. § 2201. There is an actual controversy between WCN and Defendants. Defendant Chevedden, purportedly on behalf of and with the collaboration of Defendants McRitchie and Young, has sought the inclusion of a proposal in WCN's proxy statement for its upcoming annual meeting of stockholders, even though the proposal is properly excluded according to the express text of Rule 14a-8 and Defendants have failed to comply with numerous requirements of the applicable proxy rules, including failing to provide the required proof of ownership that is a prerequisite to including a proposal in a proxy statement.

8. Personal jurisdiction and venue are proper in this district because Defendants directly, intentionally and repeatedly have transacted business in this district that is central to the issues in this lawsuit. Defendant Chevedden, purportedly on behalf of and with the collaboration of Defendants McRitchie and Young, sent numerous letters and e-mails to WCN in this district seeking to influence how WCN conducts business in this district. Defendant Chevedden, purportedly on behalf of the other Defendants, seeks consideration of a shareholder proposal at WCN's next annual shareholder meeting on June 14, 2013, which will be held in this district. Defendants have therefore sought to influence how WCN conducts its business in this district despite failing to comply with the applicable proxy rules or demonstrating the requisite ownership of WCN shares. A substantial part of the events giving rise to, and at issue in, this lawsuit occurred in this district.

Facts

A. Plaintiff WCN

9. WCN is an integrated waste services company that provides, among other services, solid waste collection, transfer, disposal and recycling service to more than two million residential, commercial, industrial and exploration and production customers through a network of operations in 31 states. WCN's common stock is traded on the New York Stock Exchange.

B. Defendant Chevedden

10. Defendant Chevedden does not appear to own a single share of WCN stock.

11. He does, however, submit more shareholder proposals to U.S. corporations than anyone in history. In one recent 10-year period, for example, Defendant Chevedden accounted for 879 proposals considered by the staff of the U.S. Securities and Exchange Commission ("SEC") in no-action letters, while *everyone else in the world* accounted for 6,958 such proposals. In other words, over the course of a decade, Defendant Chevedden—all by himself—managed to account for more than 11% of the SEC's total no action letters on shareholder proposals. No other shareholder (whether an individual or an institution) even comes close to this volume—or the burden it imposes on the companies required to consider, evaluate and, where appropriate (as here), seek to exclude such shareholder proposals.

12. Despite—or perhaps because of—the sheer volume of Defendant Chevedden's shareholder proposals, he frequently fails to comply with the express requirements for such proposals, as set forth in Rule 14a-8, and, as a result, his proposals are routinely excluded from companies' proxy statements. As one company, Intel Corp., explained to the SEC in excluding one of Defendant Chevedden's proposals: "Mr. Chevedden and his tactics are well-known in

the stockholder proposal community. . . . [W]e are unaware of any other proponent who operates in such a manner, or on so widespread a basis, in disregarding the Commission's stockholder proposal rules." *Intel Corp., SEC No-Action Letter (2004-2011)*, Fed. Sec. L. Rep. (CCH) ¶ 76,074, Letter from R. Mueller to SEC Div. of Corp. Fin. at 3 (Mar. 13, 2009).[2]

13. Defendant Chevedden's current proposal—which he attempts to submit based on the purported ownership of WCN shares by Defendants McRitchie and Young—similarly disregards the SEC's shareholder proposal rules.

C. The Now-Abandoned November 27, 2012 Proposal

14. On November 27, 2012, Defendant Chevedden sent an e-mail to WCN. Attached to that e-mail was a letter dated November 27, 2012, from Defendant McRitchie addressed to the chairman of WCN's board of directors (the "November 27, 2012 Letter"). That letter stated in part:

> I purchased stock in our company [WCN] because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements for continuous ownership of the required stock until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. *This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal*, and/or modification of it, for the forthcoming shareholder meeting, before, during and after the forthcoming shareholder meeting. *Please direct all future communications regarding my Rule 14a-8 proposal to John Chevedden* *** FISMA & OMB Memorandum M-07-16 ***
> *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

(Emphases added.)

[2] SEC no-action letters regarding shareholder proposals pursuant to Rule 14a-8 since 2007 are available at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml.

15. Attached to Defendant McRitchie's November 27, 2012 Letter was a document entitled "[WCN: Rule 14a-8 Proposal, November 27, 2012], 4* Special Shareholder Meeting Right" (the "November 2012 Proposal"). The November 2012 Proposal sets forth the following proposal: "RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareholder meeting."

16. The November 2012 Proposal was quickly abandoned and replaced with another proposal.

D. The New December 6, 2012 Proposal

17. On December 6, 2012, Defendant Chevedden sent another e-mail to WCN. Attached to that e-mail was a copy of the same November 27, 2012 Letter (quoted above), except that near the top it included a handwritten notation stating "REVISED DEC. 6, 2012" (the "Revised November 27, 2012 Letter"). The Revised November 27, 2012 Letter does not reflect a new signature from Defendant McRitchie. Nevertheless, attached to the Revised November 27, 2012 Letter was a new and different shareholder proposal through a document entitled "[WCN: Rule 14a-8 Proposal, November 27, 2012; Revised December 6, 2012], Proposal 4* -- Elect Each Director Annually" (the "December 2012 Proposal"). The December 2012 Proposal contains the following proposal: "RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year [sic]."

18. Under Rule 14a-8(c), "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Accordingly, by submitting the

December 2012 Proposal, Defendant Chevedden abandoned, by operation of law, the November 2012 Proposal. The December 2012 Proposal is riddled with substantive and procedural deficiencies, as explained further below.

E. The December 2012 Proposal May Be Excluded From WCN's Proxy Materials Under Rule 14a-8

19. The December 2012 Proposal has at least four deficiencies, each of which independently warrants its exclusion from WCN's proxy materials.

1. Rule 14a-8 Expressly Permits the Exclusion of Proposals That Would Remove Directors From Office Before Their Terms Expire

20. Rule 14a-8 imposes requirements on shareholders seeking to make a proposal for inclusion in a company's proxy statement and sets forth certain substantive bases on which companies may exclude shareholder proposals. One such basis is in Rule 14a-8(i)(8)(ii), which provides that a company may exclude a shareholder proposal that "[w]ould remove a director from office before his or her term expired." That is precisely what Defendants' December 2012 Proposal would do. It is excludable on this basis alone.

21. Like many companies, WCN has a "staggered board" comprised of directors each having a three-year term. In any given year, approximately one third of the directors' terms expire, and the directors holding those terms stand for election (thus creating three director "classes" by year). Defendants' December 2012 Proposal seeks to cut short the terms of many of WCN's directors. It expressly would require WCN to "take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition *within one-year* [sic]." (Emphasis added.) Indeed, if implemented following WCN's 2013 annual meeting, as Defendants insist, the December 2012 Proposal would cut short by one year the terms of two directors whose terms expire in 2015 and

would also cut short by two years the terms of two directors whose terms expire in 2016 if they are elected at the 2013 annual meeting.

22. The staff of the Division of Corporation Finance of the SEC (the "SEC Staff") has expressly and repeatedly confirmed that Rule 14a-8(i)(8)(ii) permits companies to exclude shareholder proposals that would remove directors from office before their terms expire—as Defendant Chevedden well knows. The SEC Staff has previously agreed that companies could exclude *his own* proposals on this exact basis. *See, e.g., Kinetic Concepts, Inc., SEC No-Action Letter (2004-2011),* WSB File No. 0321201127 (CCH) (Mar 21, 2011) (confirming the exclusion of Defendant Chevedden's proposal to require each director to stand for election annually); *id.*, Letter from S. Gupta to SEC Div. of Corp. Fin., Jan. 19, 2011 at 13 ("It has been a long-standing position of the Staff that proposals which have the purpose, or that could have the effect, of prematurely removing a director from office before his or her term expired are considered to relate to a nomination or an election and are therefore excludable"); *Western Union Co., SEC No-Action Letter (2004-2011),* Fed. Sec. L. Rep. (CCH) ¶ 76,705 (Feb. 25, 2011) (confirming the exclusion of an identical proposal from another proponent "under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board"). The same result is warranted here.

23. WCN is therefore entitled to a declaratory judgment that the December 2012 Proposal may be excluded from its proxy statement.

2. Rule 14a-8 Does Not Permit Shareholders to Make "Proxy Proposals By Proxy," as Attempted Here

24. Rule 14a-8(h) requires that a shareholder personally appear at the shareholders' meeting to present his or her proposal, or designate a "representative . . . to present a proposal on your [the shareholder's] behalf." Section (h) is the only section of Rule 14a-8 that allows a

shareholder to appoint a representative to act on his or her behalf, and it is only for the limited purpose of presenting the shareholder's proposal at the shareholders' meeting. The rule does not contain *any* language permitting a shareholder to grant a proxy to another person in advance of the shareholders' meeting in order for that other person to submit a shareholder proposal for inclusion in a company's proxy statement.

25. Nevertheless, that is what Defendants try to do here. Defendant McRitchie attempts in the November 27, 2012 Letter to give "my proxy for [Defendant] John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it." This so-called "proxy" would permit Defendant Chevedden to designate yet another, unidentified person—including persons unknown to Defendant McRitchie—to advance proposals to WCN on Defendant McRitchie's behalf. Nothing in Rule 14a-8 contemplates this sort of "proxy proposal by proxy" scheme.

26. Making matters worse, the so-called proxy on which Defendant Chevedden relies in advancing the December 2012 Proposal does not actually authorize him to do so. *No* evidence has been provided to WCN (documentary or otherwise) demonstrating that Defendant McRitchie actually supports the December 2012 Proposal. The Revised November 27, 2012 Letter is merely a copy of the original November 27, 2012 Letter and was attached by Defendant Chevedden to the December 2012 Proposal. It says nothing about Defendant McRitchie's views on the December 2012 Proposal. Although the November 27, 2012 Letter (both in its original and revised forms) supposedly permits Defendant Chevedden to make a "modification" of the November 2012 Proposal, the December 2012 Proposal is not merely a "modification." Because the December 2012 Proposal concerns an entirely different topic (the annual election of directors) than the November 2012 Proposal (shareholders' ability to call a

special meeting), it is a brand new proposal. Defendant Chevedden submitted it on behalf of Defendant McRitchie without any documented authority to do so.

27. The problems with this "proxy proposal by proxy" approach run deeper still. Defendant Young—who, as explained below, may have some unspecified ownership interest in the same WCN shares as Defendant McRitchie—has never signed *any* document or otherwise expressed *any* support for *either* the November 2012 Proposal or the December 2012 Proposal. There is, therefore, no way of knowing what (if any) proposal she supports.

28. Accordingly, even if Rule 14a-8 permits the sort of "shareholder proposal by proxy" scheme that Defendant Chevedden relies upon here—which it does not—it necessarily would require the shareholder to grant a proxy that actually authorizes the proposal advanced on his or her behalf. Here, nothing in the November 27, 2012 Letter (original or revised) establishes that Defendant McRitchie or Defendant Young have authorized Defendant Chevedden to submit the December 2012 Proposal to WCN.

29. WCN is entitled to a declaratory judgment that it may exclude the December 2012 Proposal from its proxy statement for this reason, as well.

3. Defendants Did Not Comply With the Rule 14a-8 Deadline For Submission of Shareholder Proposals

30. Rule 14a-8(e)(2) establishes a deadline for submitting shareholder proposals. That deadline must be set forth in the company's proxy statement for the prior year, and calculated such that a shareholder "proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Here, the relevant date was set forth in WCN's 2012 proxy materials, which specified that

stockholder proposals must be received by WCN no later than the close of business on December 6, 2012 to be considered for inclusion in the 2013 proxy materials.

31. Defendants did not meet this deadline. At no time on or before the December 6, 2012 deadline did Defendants submit the December 2012 Proposal signed by *either* Defendant McRitchie or Defendant Young (much less by both of them), the only two people who may have an ownership interest in the relevant WCN shares. As noted above, the Revised November 27, 2012 Letter was received on December 6, 2012, but it is merely a copy of the earlier November 27, 2012 Letter with a handwritten notation, not a new signature from Defendant McRitchie and not attached to the December 2012 Proposal—there is thus no indication that he supports the December 2012 Proposal at all (much less by the December 6, 2012 deadline). The only purported signatures WCN received from Defendant Young were, as detailed below, dated "12/12/2012" and "12/20/2012" —well past the December 6, 2012 deadline—and, in any case, those signatures also were not attached to the December 2012 Proposal, and thus fail to express any support for it.

32. WCN is entitled to a declaratory judgment that it may exclude the December 2012 Proposal from its proxy statement based on Defendants' failure to meet the deadline imposed by Rule 14a-8(e)(2).

4. Defendants Have Not Satisfied the Ownership Requirements of Rule 14a-8(b)

33. Rule 14a-8(b) sets forth the ownership requirements for shareholder proposals. According to Rule 14a-8(b), "to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting."

34. Importantly, the November 2012 Proposal was the *second proposal* that Defendants Chevedden and McRitchie submitted to WCN. The first was in 2011. However, the alleged proofs of ownership they produced in 2011 and 2012 were materially different and inconsistent, thus raising significant unanswered questions regarding whether Defendants possess the requisite ownership of WCN shares to advance a shareholder proposal.

35. In December 2011, Defendant Chevedden submitted a Rule 14a-8 proposal to WCN, also on behalf of Defendant McRitchie (the "2011 Proposal"). The 2011 Proposal was to eliminate supermajority voting rights from WCN's charter and bylaws. To satisfy the ownership requirements of Rule 14a-8(b) in connection with the 2011 Proposal, on December 29, 2011, Defendant Chevedden sent to WCN an e-mail attaching a letter dated December 28, 2011, from Nancy LeBron, Resource Specialist, TD Ameritrade to Defendant McRitchie (the "2011 TD Ameritrade Letter") stating in part: "Pursuant to your request, this letter is to confirm that you have continuously held no less than 300 shares of Waste Connections (WCN) since November 15, 2010 in your . . . account ending in OMB Memorandum M-07-16 The 2011 TD Ameritrade Letter is not addressed to, and does not mention, Defendant Young. The 2011 TD Ameritrade Letter does not include a signature from Ms. LeBron. Nevertheless, WCN determined not to exclude the 2011 Proposal, which accordingly was included in WCN's 2012 proxy materials and voted on at WCN's 2012 annual meeting.

36. With respect to their November 2012 Proposal, in an effort to satisfy the stock ownership requirements of Rule 14a-8(b), on November 28, 2012, Defendant Chevedden sent an e-mail to WCN attaching another letter from TD Ameritrade, this one dated November 28, 2012, from Jill Phillips, Resource Specialist, TD Ameritrade, addressed to *both* Defendant McRitchie *and* Defendant Young (the "2012 TD Ameritrade Letter") stating in part: "Pursuant

to your request, this letter is to confirm that you have continuously held no less than . . . 337 shares of WCN since 12/29/2003 in your account ending in FISMA & OMB Memorandum M-07-16 The 2012 TD Ameritrade Letter (unlike the 2011 TD Ameritrade Letter) did contain what purports to be a signature from its sender. As explained further below, the 2012 TD Ameritrade Letter is materially different from, and inconsistent with, the 2011 TD Ameritrade Letter in numerous other ways.

37. With respect to their December 2012 Proposal, as proof of ownership Defendants Chevedden and McRitchie attempted to rely upon the same 2012 TD Ameritrade Letter that was submitted with the November 2012 Proposal.

a. WCN's First Deficiency Notice to Defendants

38. On December 11, 2012, WCN sent a letter to Defendant Chevedden setting forth the deficiencies in Defendants' proof of ownership of the requisite WCN shares (the "First Deficiency Notice"). The First Deficiency Notice explained:

> In order to submit a Rule 14a-8 proposal, Rule 14a-8(b) requires the stockholder proponents to have continuously held at least $2,000 in market value, or 1%, of the subject company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the stockholder submits the proposal. Rule 14a-8(b)(2) requires, among other things, the submission of (1) a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the stockholder continuously held the shares for at least one year, or (2) a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and or Form 5, or amendments to those documents or updated forms, filed with the SEC reflecting ownership of the shares as of or before the one-year eligibility period.

39. The First Deficiency Notice went on to explain that the 2012 TD Ameritrade Letter did not satisfy these requirements for several reasons. The 2012 TD Ameritrade Letter was addressed to both Defendant McRitchie and Defendant Young, but she is not a party to (and did not express support for) either the November 2012 Proposal or the December 2012 Proposal submitted by Defendants. It is unclear what ownership relationship over the WCN shares exists between Defendant McRitchie and Defendant Young. To the extent that

Defendant McRitchie and Defendant Young are co-owners of the WCN shares, the First Deficiency Notice explained that the December 2012 Proposal was deficient "in that it was not executed by all of the co-owners of the shares."

40. In addition, the First Deficiency Notice pointed out that "a comparison of the 2012 TD Ameritrade Letter with the December 28, 2011 letter from Nancy LeBron, Resource Specialist, TD Ameritrade (the '2011 TD Ameritrade letter') proffered in connection with the proposal submitted by you [Defendant Chevedden] on behalf of [Defendant] McRitchie for inclusion in the Company's 2012 proxy statement [the 2011 Proposal] reveals several inconsistencies with respect to the ownership of the shares of the Company's common stock held in the TD Ameritrade account ending Memorandum These inconsistencies included the following:

> The 2011 TD Ameritrade Letter is addressed to Mr. McRitchie and states that he has continuously held "no less than 300 shares" of the Company's common stock in the account ending Memorandum since November 15, 2010, whereas the 2012 TD Ameritrade Letter is addressed to Mr. McRitchie and Ms. Young and states that they have continuously held "no less than 337 shares" of the Company's common stock in the account ending Memorandum since December 29, 2003. These inconsistencies in the identities of the account-holders, the holding periods for the shares and the number of shares purportedly held in the account have caused the Company to question the authenticity of both the 2012 TD Ameritrade Letter and 2011 TD Ameritrade Letter and therefore conclude that the electronic copy of the 2012 TD Ameritrade Letter is not sufficient evidence of ownership to meet the requirements of Rule 14a-8(b).

41. The First Deficiency Notice further explained what Defendant Chevedden and Defendant McRitchie would have to do to cure the deficiency in their proof of ownership:

> In order to correct this deficiency, the Company will require that TD Ameritrade prepare a new letter, addressed to the Company, that describes Mr. McRitchie's and any co-owner's ownership of the shares held in the account ending Memorandum referred to in the 2012 TD Ameritrade Letter. The Company will require the original signed copy of this letter to be delivered or sent by mail to the Company. As discussed in Section C of Staff Legal Bulletin No. 14F, a copy of which is included with this letter for further clarification, the Staff of the SEC suggests that the required proof of ownership statement use the following format:

> As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities].

(Brackets in original.)

42. The First Deficiency Notice finally explained that, unless the deficiencies were corrected, Defendants' December 2012 Proposal would be excluded from WCN's proxy statement:

> Due to the deficiencies outlined above, the Company will exclude the 2013 Proposal from the upcoming 2013 proxy statement unless the deficiencies are cured as described above in compliance with the procedures set forth in Rule 14a-8(f)(1). Your responses curing these deficiencies must be postmarked no later than 14 calendar days from the date you receive this letter.... Additionally, even if the procedural deficiencies are cured, the Company reserves the right to exclude your proposal on other grounds specified in Rule 14a-8.

b. Defendant Chevedden's Response to the First Deficiency Notice

43. On December 13, 2012, Defendant Chevedden sent an e-mail to WCN (apparently with a copy to Defendant McRitchie), purporting to respond to the First Deficiency Notice. Rather than provide the information requested, or in the format suggested by the SEC Staff, Defendant Chevedden' e-mail asserted that "[i]t does not appear material if the broker rounded down the stock holdings in one letter as long as the value exceeded $2,000 in both letters," and attached another copy of the *initial* November 27, 2012 Letter—not the Revised November 27, 2012 Letter submitted with the December 2012 Proposal—with what appeared to be the name "Myra Le Young" photocopied on it.

44. This version of the November 27, 2012 Letter does not attach *any* shareholder proposal—neither the abandoned November 2012 Proposal nor the December 2012 Proposal—and includes an additional typed date ("12/12/2012") next to the new signature. As a result,

even if the handwriting on the letter were Defendant Young's signature (which is not at all clear), there would be no way of knowing what—if any—shareholder proposal she supported. The December 13, 2012 e-mail from Defendant Chevedden does not address any other deficiencies described in the First Deficiency Notice, including the inconsistencies between the 2011 TD Ameritrade Letter and the 2012 TD Ameritrade Letter.

c. WCN's Second Deficiency Notice to Defendants

45. On December 18, 2012, WCN sent a letter to Defendant Chevedden explaining that he had not cured the deficiencies in the December 2012 Proposal (the "Second Deficiency Notice"). The Second Deficiency Notice stated that Defendant Chevedden's December 13, 2012 email "did not adequately address the deficiencies raised by the Company." It explained that Defendants' response "does not adequately address why the holding periods [of WCN stock] between the two letters [from TD Ameritrade] is so radically different or how Myra K. Young could have been the co-owner of shares since 2003 yet was not mentioned as a co-owner in the 2011 TD Ameritrade Letter."

46. It further explained that "[w]e continue to believe that only an original letter from TD Ameritrade . . . can satisfactorily establish the ownership of the shares and we therefore reiterate the requirement that you provide the Company with such a letter. We believe that this request is consistent with Rule 14a-8(b)(2) which requires, among other things, a written statement from the 'record' holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the stockholder continuously held the shares for at least one year."

47. The Second Deficiency Notice questioned the authenticity of the photocopy of the signature of Defendant Young. Although not required to give Defendants another

opportunity to cure their deficiencies, the Second Deficiency Notice does so by asking, again, for an original letter from TD Ameritrade curing the ownership proof deficiencies once and for all. If these deficiencies were not cured, WCN explained that the December 2012 Proposal would be excluded from WCN's proxy.

d. Defendant Chevedden's Response to the Second Deficiency Notice

48. On December 26, 2012, one day after the 14-day cure period prescribed by Rule 14a-8(f)(1) had expired, Defendant Chevedden sent an e-mail to WCN (apparently with a copy to Defendant McRitchie) attaching another copy of the November 27, 2012 Letter, with two more handwritten names—another purported signature from Defendant Young and a signature from Defendant McRitchie (both of which were dated "12/20/2012"). As with the document transmitted by Defendant Chevedden on December 13, 2012, this version of the November 27, 2012 Letter does not attach *any* shareholder proposal—neither the abandoned November 2012 Proposal nor the December 2012 Proposal. As a result, even if the handwriting on the letter were Defendant Young's signature, there would be no way of knowing what—if any—shareholder proposal she supported. Moreover, once again, there was no explanation of why Defendant Young's name appears on the 2012 TD Ameritrade Letter but not on the 2011 TD Ameritrade Letter, and no indication of what proposal (if any) Defendant Young purportedly supports. Nor did the correspondence address any of the other concerns expressed in the First Deficiency Notice and the Second Deficiency Notice. No original letter from TD Ameritrade was ever provided.

49. On January 1, 2013, Defendant Chevedden sent an e-mail to WCN (again apparently with a copy to Defendant McRitchie) stating: "It is believed that the submittal letter emailed on December 26, 2012 more than addresses any valid concerns. Please let me know if

there is any further question." No further information or documentation has been provided by Defendants.

e. Defendants' Proof of Ownership is Inconsistent and Does Not Satisfy the Requirements of Rule 14a-8(b)

50. Defendants have not provided adequate proof of ownership under Rule 14a-8(b). Indeed, their repeated refusal to respond to simple requests that would establish their ownership under Rule 14a-8(b), or to explain material inconsistencies in their proffered proof of ownership, further underscores the conclusion that they have not, and cannot, meet the ownership requirements.

51. WCN is entitled to a declaratory judgment that it may exclude the December 2012 Proposal from its proxy statement for this reason, as well.

Declaratory Judgment

52. In accordance with 28 U.S.C. § 2201, an actual controversy exists between WCN and Defendants.

53. For the reasons set forth above, Defendants have not complied with the requirements of Rule 14a-8. Rule 14a-8(f) provides that, with respect to certain procedural deficiencies, "[t]he company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it." There is, however, no requirement that a company notify a shareholder of a deficiency if the deficiency cannot be corrected.

54. The majority of Defendants' deficiencies could not be corrected: the proposal's impermissible attempt to cut short the terms of existing directors, the unauthorized proxy for Defendant Chevedden to submit the December 2012 Proposal, and the missed deadline for submitting the proposal.

55. With respect to the deficiencies that potentially could have been corrected—Defendants' inadequate and inconsistent proof of ownership—WCN did notify Defendants through the First Deficiency Notice and the Second Deficiency Notice. Defendants never corrected those deficiencies.

56. WCN must file its preliminary proxy statement no later than April 25, 2013. WCN's annual meeting is scheduled to occur on June 14, 2013, and the final proxy materials for such meeting must be prepared, assembled, filed and mailed to shareholders 40 days in advance of that meeting. In addition, at least 10 days prior to mailing, WCN must file a preliminary proxy statement with the SEC under Rule 14a-6(a). Given the time required to prepare, assemble and file the necessary proxy materials, WCN needs to know as soon as is practicable whether it may exclude the November 2012 and the December 2012 Proposal from its proxy materials and, accordingly, WCN seeks from this Court a declaratory judgment to that effect.

Relief Sought

57. WCN requests that this Court declare that WCN properly may exclude the November 2012 Proposal and December 2012 Proposal from WCN's proxy materials under Rule 14a-8. WCN also requests judgment against Defendants for its costs, including attorneys' fees and expenses, and such other and further relief as the Court may deem just and proper.

Dated: January 24, 2013

Respectfully submitted,

/s/ Andrew J. Fossum
Andrew J. Fossum
Attorney-in-Charge
CA State Bar No. 250373
SD/TX Admissions No. 1146327
LATHAM & WATKINS LLP
811 Main Street, Suite 3700
Houston, Texas 77002
Tel: (713) 546-5400
Fax: (713) 546-5401
E-mail: andrew.fossum@lw.com

Jeff G. Hammel, *pro hac vice* to be filed
Jason A. Kolbe, *pro hac vice* to be filed
LATHAM & WATKINS LLP
885 Third Avenue
New York, New York 10022
Tel: (212) 906-1200
Fax: (212) 751-4864
E-mail: jeff.hammel@lw.com
E-mail: jason.kolbe@lw.com

Counsel for Plaintiff
Waste Connections, Inc.

CIVIL COVER SHEET

The JS 44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM.)

I. (a) PLAINTIFFS

Waste Connections, Inc.

DEFENDANTS

John Chevedden, James McRitchie and Myra K. Young

(b) County of Residence of First Listed Plaintiff: Montgomery County, Texas
(EXCEPT IN U.S. PLAINTIFF CASES)

County of Residence of First Listed Defendant: Los Angeles County, California
(IN U.S. PLAINTIFF CASES ONLY)
NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE LAND INVOLVED.

(c) Attorney's (Firm Name, Address, and Telephone Number)

Andrew J. Fossum, Latham & Watkins LLP, 811 Main Street, Suite 3700, Houston, Texas 77002, (713) 546-5400

Attorneys (If Known)

II. BASIS OF JURISDICTION (Place an "X" in One Box Only)

- ☐ 1 U.S. Government Plaintiff
- ☒ 3 Federal Question (U.S. Government Not a Party)
- ☐ 2 U.S. Government Defendant
- ☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (Place an "X" in One Box for Plaintiff and One Box for Defendant) (For Diversity Cases Only)

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated or Principal Place of Business In This State	☐ 4	☐ 4
Citizen of Another State	☐ 2	☐ 2	Incorporated and Principal Place of Business In Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT (Place an "X" in One Box Only)

CONTRACT
☐ 110 Insurance ☐ 120 Marine ☐ 130 Miller Act ☐ 140 Negotiable Instrument ☐ 150 Recovery of Overpayment & Enforcement of Judgment ☐ 151 Medicare Act ☐ 152 Recovery of Defaulted Student Loans (Excl. Veterans) ☐ 153 Recovery of Overpayment of Veteran's Benefits ☐ 160 Stockholders' Suits ☐ 190 Other Contract ☐ 195 Contract Product Liability ☐ 196 Franchise

REAL PROPERTY
☐ 210 Land Condemnation ☐ 220 Foreclosure ☐ 230 Rent Lease & Ejectment ☐ 240 Torts to Land ☐ 245 Tort Product Liability ☐ 290 All Other Real Property

TORTS
PERSONAL INJURY: ☐ 310 Airplane ☐ 315 Airplane Product Liability ☐ 320 Assault, Libel & Slander ☐ 330 Federal Employers' Liability ☐ 340 Marine ☐ 345 Marine Product Liability ☐ 350 Motor Vehicle ☐ 355 Motor Vehicle Product Liability ☐ 360 Other Personal Injury
PERSONAL INJURY: ☐ 362 Personal Injury - Med. Malpractice ☐ 365 Personal Injury - Product Liability ☐ 368 Asbestos Personal Injury Product Liability
PERSONAL PROPERTY: ☐ 370 Other Fraud ☐ 371 Truth in Lending ☐ 380 Other Personal Property Damage ☐ 385 Property Damage Product Liability

CIVIL RIGHTS
☐ 441 Voting ☐ 442 Employment ☐ 443 Housing/ Accommodations ☐ 444 Welfare ☐ 445 Amer. w/Disabilities - Employment ☐ 446 Amer. w/Disabilities - Other ☐ 440 Other Civil Rights

PRISONER PETITIONS
☐ 510 Motions to Vacate Sentence Habeas Corpus: ☐ 530 General ☐ 535 Death Penalty ☐ 540 Mandamus & Other ☐ 550 Civil Rights ☐ 555 Prison Condition

FORFEITURE/PENALTY
☐ 610 Agriculture ☐ 620 Other Food & Drug ☐ 625 Drug Related Seizure of Property 21 USC 881 ☐ 630 Liquor Laws ☐ 640 R.R. & Truck ☐ 650 Airline Regs. ☐ 660 Occupational Safety/Health ☐ 690 Other

LABOR
☐ 710 Fair Labor Standards Act ☐ 720 Labor/Mgmt. Relations ☐ 730 Labor/Mgmt.Reporting & Disclosure Act ☐ 740 Railway Labor Act ☐ 790 Other Labor Litigation ☐ 791 Empl. Ret. Inc. Security Act

IMMIGRATION
☐ 462 Naturalization Application ☐ 463 Habeas Corpus - Alien Detainee ☐ 465 Other Immigration Actions

BANKRUPTCY
☐ 422 Appeal 28 USC 158 ☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS
☐ 820 Copyrights ☐ 830 Patent ☐ 840 Trademark

SOCIAL SECURITY
☐ 861 HIA (1395ff) ☐ 862 Black Lung (923) ☐ 863 DIWC/DIWW (405(g)) ☐ 864 SSID Title XVI ☐ 865 RSI (405(g))

FEDERAL TAX SUITS
☐ 870 Taxes (U.S. Plaintiff or Defendant) ☐ 871 IRS—Third Party 26 USC 7609

OTHER STATUTES
☐ 400 State Reapportionment ☐ 410 Antitrust ☐ 430 Banks and Banking ☐ 450 Commerce ☐ 460 Deportation ☐ 470 Racketeer Influenced and Corrupt Organizations ☐ 480 Consumer Credit ☐ 490 Cable/Sat TV ☐ 810 Selective Service ☒ 850 Securities/Commodities/ Exchange ☐ 875 Customer Challenge 12 USC 3410 ☐ 890 Other Statutory Actions ☐ 891 Agricultural Acts ☐ 892 Economic Stabilization Act ☐ 893 Environmental Matters ☐ 894 Energy Allocation Act ☐ 895 Freedom of Information Act ☐ 900Appeal of Fee Determination Under Equal Access to Justice ☐ 950 Constitutionality of State Statutes

V. ORIGIN (Place an "X" in One Box Only)

☒ 1 Original Proceeding ☐ 2 Removed from State Court ☐ 3 Remanded from Appellate Court ☐ 4 Reinstated or Reopened ☐ 5 Transferred from another district (specify) ☐ 6 Multidistrict Litigation ☐ 7 Appeal to District Judge from Magistrate Judgment

VI. CAUSE OF ACTION

Cite the U.S. Civil Statute under which you are filing (Do not cite jurisdictional statutes unless diversity): 28 U.S.C. § 2201; 17 C.F.R. § 240.14a-8

Brief description of cause: Request for declaratory judgment authorizing Plaintiff to exclude Defendants' shareholder proposal from 2013 proxy materials.

VII. REQUESTED IN COMPLAINT:

☐ CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23 DEMAND $

CHECK YES only if demanded in complaint: JURY DEMAND: ☐ Yes ☒ No

VIII. RELATED CASE(S) IF ANY (See instructions): JUDGE Judge Lee H. Rosenthal DOCKET NUMBER 4:12-cv-00137, 4:11-cv-00196

DATE 1/24/13

SIGNATURE OF ATTORNEY OF RECORD /s/ Andrew J. Fossum

FOR OFFICE USE ONLY

RECEIPT # ________ AMOUNT ________ APPLYING IFP ________ JUDGE ________ MAG. JUDGE ________

**IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION**

WASTE CONNECTIONS, INC.,	)	Civil Action: 4:13-cv-00176
Plaintiff,	)	
v.	)	
JOHN CHEVEDDEN JAMES McRITCHIE and MYRA K. YOUNG,	)	
Defendants.	)	

PLAINTIFF WCN'S MOTION FOR SUMMARY JUDGMENT

Andrew J. Fossum
Attorney-in-Charge
LATHAM & WATKINS LLP
811 Main Street, Suite 3700
Houston, Texas 77002
Tel: (713) 546-5400
Fax: (713) 546-5401
Email: andrew.fossum@lw.com

Jeff G. Hammel, admitted *pro hac vice*
Jason A. Kolbe, admitted *pro hac vice*
LATHAM & WATKINS LLP
885 Third Avenue
New York, New York 10022
Tel: (212) 906-1200
Fax: (212) 751-4864
Email: jeff.hammel@lw.com
Email: jason.kolbe@lw.com

Counsel for Plaintiff
Waste Connections, Inc.

February 22, 2013

TABLE OF CONTENTS

TABLE OF AUTHORITIES

CASES

REGULATIONS

OTHER AUTHORITIES

RULES

Plaintiff Waste Connections, Inc. ("WCN") files this motion for summary judgment against defendants John Chevedden, James McRitchie and Myra K. Young. WCN respectfully states as follows:

Nature and Stage of the Proceeding

WCN filed this case on January 24, 2013, seeking a declaratory judgment that the shareholder proposal defendants submitted to WCN may be excluded from its 2013 proxy statement pursuant to the rule governing such proposals, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8").

On February 1, 2013, defendants filed a motion to dismiss for lack of subject matter jurisdiction. On February 15, 2013, WCN filed its opposition to defendants' motion, and on February 21, 2013, defendants filed their reply. That motion has not been decided.

WCN now files this motion for summary judgment seeking a declaration that it may exclude defendants' proposal from its proxy materials. No discovery has been taken, and none is necessary for a judgment, as the material facts cannot reasonably be disputed. Because WCN must draft, finalize and mail to its shareholders a proxy statement by April 25, 2013, for an annual meeting on June 14, 2013, WCN will also shortly file a motion for a speedy hearing pursuant to Rule 57.

Issue to Be Decided & Standard of Review

Issue to be Decided: Whether WCN is entitled to summary judgment on its claim for a declaratory judgment that it can exclude defendants' shareholder proposal from its 2013 proxy materials as expressly permitted by Rule 14a-8, and because the proposal otherwise violates Rule 14a-8.

Standard of Review: "Under Rule 56, '[t]he court shall grant summary judgment if the movant shows that there is no genuine dispute as to any material fact and the movant is entitled to judgment as a matter of law.'" *ACE Am. Ins. Co. v. M-I, L.L.C.*, 699 F.3d 826, 830 (5th Cir. 2012) (quoting Fed. R. Civ. P. 56(c)(2)). The existence of a "genuine dispute" cannot be satisfied by "some metaphysical doubt as to the material facts, by conclusory allegations, by unsubstantiated assertions, or by only a scintilla of evidence." *Little v. Liquid Air Corp.*, 37 F.3d 1069, 1075 (5th Cir. 1994) (internal citations and quotation marks omitted). Moreover, "[a] plaintiff should not be required to wait indefinitely for a trial when the defendant has a meritless defense that can be resolved on motion for summary judgment." *Id.* at 1076. Ultimately, "[a] genuine issue of material fact exists if the evidence is such that a reasonable jury could return a verdict for the non-moving party." *Paz v. Brush Engineered Materials, Inc.*, 555 F.3d 383, 391 (5th Cir. 2009) (internal quotation marks and citations omitted).

Summary of the Argument

WCN seeks to exclude defendants' shareholder proposal from its proxy materials for its 2013 annual meeting. Rule 14a-8 sets forth the requirements for shareholder proposals, and the bases on which companies may properly exclude such proposals from proxy materials. *See* 17 C.F.R. § 240.14a-8, Appendix ("App.") A. Here, defendants' proposal may be excluded under Rule 14a-8 for four separate and independently sufficient reasons:

- The proposal seeks to cut short the terms of directors currently serving on WCN's board, an express ground for exclusion under Rule 14a-8(i)(8)(ii).
- Rule 14a-8 does not permit Mr. Chevedden (who owns no WCN shares) to advance a proposal based on a purported "proxy" from other purported shareholders.
- The proposal was submitted after the deadline specified in WCN's 2012 proxy statement.
- Defendants failed to demonstrate the necessary ownership of WCN stock to submit a proposal.

Accordingly, WCN is entitled to a declaratory judgment that the proposal may be excluded.

A court in this District has granted this exact relief to two other companies seeking to exclude proposals from Mr. Chevedden—a well-known shareholder activist—under nearly identical circumstances. In *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010), Judge Rosenthal granted Apache's request for a declaratory judgment that Mr. Chevedden's proposal could be excluded because he failed to present "timely and adequate proof" that he met the stock ownership threshold in Rule 14a-8. *Id.* at 724. Similarly, in *KBR Inc. v. Chevedden*, 776 F. Supp. 2d 415 (S.D. Tex. 2011) ("*KBR I*"), the court reached the same conclusion where Mr. Chevedden again did not "timely submit" any document sufficient to establish the requisite ownership. *Id.* at 432; *see KBR Inc. v. Chevedden*, Civ. Action No. 4:11-cv-196, 2011 WL 1463611, at *1-2 (S.D. Tex. Apr. 4, 2011) ("*KBR II*") (granting summary judgment to KBR in part for reasons set forth in *KBR I*), App. B. Here, judgment in WCN's favor is even more appropriate, because defendants' proposal is flawed in even *more* ways than Mr. Chevedden's proposals to Apache and KBR.

This motion for summary judgment turns solely on legal issues and material facts that cannot reasonably be disputed. Accordingly, for the reasons more fully explained below, WCN seeks summary judgment declaring that defendants' proposal may be excluded from its 2013 proxy statement.

FACTUAL BACKGROUND

A. Parties

1. Plaintiff WCN

WCN is an integrated waste services company. *See* Waste Connections, Inc., Schedule 14A (Apr. 6, 2012) ("WCN Sch. 14A"), Exhibit ("Ex.") A to the Affidavit of Patrick J. Shea dated February 22, 2013 ("Shea Aff."), App. H. Like many companies, WCN has a "staggered board" comprised of directors each having a three-year term. (*See id.* at 4.) In any

given year, approximately one third of the directors' terms expire, and the directors holding those terms stand for election (thus creating three director "classes" by year). (*See id.* at 4.)

WCN's 2012 proxy materials expressly required that stockholder proposals must be received by WCN no later than the close of business on December 6, 2012 to be considered for inclusion in proxy materials for WCN's 2013 annual meeting. (*See id.* at 58.)

2. Defendants

Mr. Chevedden does not contend that he owns a single share of WCN stock. (*See* Shea Aff ¶ 13 (indicating that WCN received no materials other than the ones discussed below, which do not include any assertion that Chevedden owns WCN stock).) He is, however, apparently the most prolific shareholder activist for U.S. corporations in history. In 2011, Mr. Chevedden personally made 30 out of all 240 Rule 14a-8 proposals nationwide, and in 2012, he made 37 out of all 207 proposals. *See* Georgeson Inc., 2011 Annual Corporate Governance Review, Fig. 16 at 31-34; Georgeson Inc., 2012 Annual Corporate Governance Review, Fig. 16 at 34-37, (together, the "Georgeson Reports"), App. C. Thus, over these two years, Mr. Chevedden made 67 proposals, out of a total of 447 proposals by all other shareholders in the world. In other words, Mr. Chevedden—all by himself—managed to account for nearly 15% of Rule 14a-8 proposals in the U.S. for this two-year period.[1] Here, as explained below, Mr. Chevedden purports to submit a shareholder proposal to WCN on behalf of Mr. McRitchie and possibly Ms. Young.

[1] In fact, this percentage is likely much higher. The numbers above account only for proposals submitted in Mr. Chevedden's name, and exclude other proposals he has made supposedly on behalf of individuals like Mr. McRitchie.

B. Defendants' Proposals Submitted to WCN

1. The December 2011 Proposal

It is important to understand that, more than a year ago, in December 2011, Mr. Chevedden submitted a Rule 14a-8 proposal to WCN on behalf of Mr. McRitchie (the "2011 Proposal"). Rule 14a-8(b) requires a shareholder to have "continuously held $2,000 in market value, or 1%" of the securities to be voted on through the date of the shareholder meeting for at least a year. 17 C.F.R. § 240.14a-8(b)(2). To attempt to satisfy these ownership requirements, on December 29, 2011, Mr. Chevedden sent to WCN an email attaching a letter dated December 28, 2011, from Nancy LeBron, Resource Specialist, TD Ameritrade to Mr. McRitchie (the "2011 TD Ameritrade Letter"). (*See* Email from *** FISMA & OMB Memorandum M-07-16 *** [Chevedden's email address] to Pat Shea re: "[spam] Rule 14a-8 Proposal (WCN) tdt," Dec. 29, 2011, attaching 2011 TD Ameritrade Letter, Shea Aff. Ex. B.) The 2011 TD Ameritrade Letter stated in part: "Pursuant to your request, this letter is to confirm that you have continuously held no less than 300 shares of Waste Connections (WCN) since November 15, 2010 in your . . . account ending in FISMA & OMB Memorandum M-07-16 (2011 TD Ameritrade Letter, Shea Aff. Ex. B.) The 2011 TD Ameritrade Letter is not addressed to, and does not mention, Ms. Young. (*See id.*) The 2011 TD Ameritrade Letter does not include a signature from Ms. LeBron. (*See id.*)

WCN included the 2011 Proposal in its 2012 proxy materials. (*See* WCN Sch. 14A, Shea Aff. Ex. A.) As explained below, this earlier proposal, and the proof of ownership submitted with it, are inconsistent with the proof submitted for their current proposal.

2. The Now-Abandoned November 27, 2012 Proposal

The following year, on November 27, 2012, Mr. Chevedden sent an email to WCN. (*See* Email from FISMA & OMB Memorandum M-07-16 to Pat Shea re: "Rule 14a-8 Proposal (WCN)," Nov. 27, 2012, Shea Aff. Ex. C.) Attached to that email was a letter dated November

27, 2012, from Mr. McRitchie addressed to the chairman of WCN's board of directors (the "November 27, 2012 Letter"). (*See* Shea Aff. Ex. C.) That letter stated in part:

> I purchased stock in our company [WCN] because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements for continuous ownership of the required stock until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. *This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal*, and/or modification of it, for the forthcoming shareholder meeting, before, during and after the forthcoming shareholder meeting. *Please direct all future communications regarding my Rule 14a-8 proposal to John Chevedden* *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

(*Id.* (emphasis added).)

Attached to Mr. McRitchie's November 27, 2012 Letter was a document entitled "[WCN: Rule 14a-8 Proposal, November 27, 2012] 4* – Special Shareholder Meeting Right" (the "November 2012 Proposal"). (*See* Shea Aff. Ex. C.) The November 2012 Proposal sets forth the following proposal:

> Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

(*Id.*)

With respect to the November 2012 Proposal, in an effort to satisfy the stock ownership requirements of Rule 14a-8(b), on November 28, 2012, Mr. Chevedden sent an email to WCN attaching a different letter from TD Ameritrade than the 2011 TD Ameritrade Letter. (*See* Email from FISMA & OMB Memorandum M-07-16 to Pat Shea re: "Rule 14a-8 Proposal (WCN) tdt," Nov. 28, 2012, Shea Aff. Ex. D.) This new letter, dated November 28, 2012, from Jill Phillips, Resource Specialist, TD Ameritrade, was addressed to *both* Mr. McRitchie *and* Ms. Young (the "2012 TD Ameritrade Letter"). (*See* Shea Aff. Ex. D.) The 2012 TD Ameritrade Letter stated in part: "Pursuant to your request, this letter is to confirm that you have continuously held no less than . . . 337 shares of WCN since 12/29/2003 in your account FISMA & OMB Memorandum M-07-16 (*Id.*) The 2012 TD Ameritrade Letter (unlike the 2011 TD Ameritrade Letter) did contain what purports to be a signature from its sender. (*See id.*) As explained below, the 2012 TD Ameritrade Letter is materially inconsistent with the 2011 TD Ameritrade Letter.

The November 2012 Proposal was quickly abandoned and replaced with another proposal.

3. The New December 6, 2012 Proposal

On December 6, 2012, Mr. Chevedden sent another email to WCN. (*See* Email from FISMA & OMB Memorandum M-07-16 to Pat Shea re: "Rule 14a-8 Proposal (WCN)**," Dec. 6, 2012, Shea Aff. Ex. E.) Attached to that email was a copy of the same November 27, 2012 Letter (quoted above), except that near the top it included a handwritten notation stating "REVISED DEC. 6, 2012" (the "Revised November 27, 2012 Letter"). (*See* Shea Aff. Ex. E.) The Revised November 27, 2012 Letter does not reflect a new signature from Mr. McRitchie. (*See id.*) Nevertheless, attached to the Revised November 27, 2012 Letter was a new and different shareholder proposal entitled "[WCN: Rule 14a-8 Proposal, November 27, 2012; Revised December 6, 2012] Proposal 4* – Elect Each Director Annually" (the "December 2012 Proposal"). (*See* December 2012 Proposal, Shea Aff. Ex. E.) The December 2012 Proposal contains the following proposal: "RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year [sic]." (*Id.*)

With respect to their December 2012 Proposal, neither Mr. Chevedden nor the other defendants submitted any additional proof of ownership. (*See id.* (lacking any stock ownership letter).) They thus rely on the same 2012 TD Ameritrade Letter that was submitted with the November 2012 Proposal. (*See id.*)

C. WCN's Deficiency Notices and Responses From Mr. Chevedden

1. WCN's First Deficiency Notice

On December 11, 2012, WCN sent a letter to Mr. Chevedden setting forth the deficiencies in defendants' proof of ownership of the requisite WCN shares (the "First Deficiency Notice"). (*See* Shea Aff. Ex. F.) The First Deficiency Notice explained that the 2012 TD Ameritrade Letter did not adequately demonstrate defendants' ownership of WCN stock under Rule 14a-8(b) for several reasons. First, WCN pointed out that the 2012 TD Ameritrade Letter was addressed to both Mr. McRitchie and Ms. Young, but she is not a party to (and did not express support for) either the November 2012 Proposal or the December 2012 Proposal submitted by defendants. (*See id.*) To the extent Mr. McRitchie and Ms. Young co-own the shares, WCN explained that the December 2012 Proposal was deficient "in that it was not executed by all of the co-owners of the shares." (*Id.* at 1-2.)

Second, the First Deficiency Notice pointed out the many discrepancies between the 2011 TD Ameritrade Letter and the 2012 TD Ameritrade Letter, which both purportedly related to the same account. (*See id.* at 2.) Specifically, WCN explained that the account holders, minimum numbers of shares, and holding periods each differed between the two letters. (*See id.*) "These inconsistencies," WCN stated, "have caused the Company to question the authenticity" of both letters and therefore to conclude "that the electronic copy of the 2012 TD

Ameritrade Letter is not sufficient evidence of ownership to meet the requirements of Rule 14a-8(b)." (*Id.* at 2.)

Third, the First Deficiency Notice explained what Mr. Chevedden and Mr. McRitchie would have to do to cure the deficiency in their proof of ownership:

> In order to correct this deficiency, the Company will require that TD Ameritrade prepare a new letter, addressed to the Company, that describes Mr. McRitchie's and any co-owner's ownership of the shares held in the account ending FISMA & OMB Memorandum M-07-16 referred to in the 2012 TD Ameritrade Letter. The Company will require the original signed copy of this letter to be delivered or sent by mail to the Company. As discussed in Section C of Staff Legal Bulletin No. 14F, a copy of which is included with this letter for further clarification, the Staff of the SEC suggests that the required proof of ownership statement use the following format:
>
> As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities].

(*Id.* (brackets in original)) The First Deficiency Notice finally advised that, unless the deficiencies were corrected, the December 2012 Proposal would be excluded from WCN's proxy statement. (*Id.* at 2-3.)

2. Mr. Chevedden's Response to the First Deficiency Notice

On December 13, 2012, Mr. Chevedden sent an email to WCN purporting to respond to the First Deficiency Notice, apparently with a copy to Mr. McRitchie. (*See* Email from FISMA & OMB Memorandum M-07-16 to Pat Shea re: "Rule 14a-8 Proposal (WCN)," Dec. 13, 2012 ("December 13 Email"), Shea Aff. Ex. G.) However, rather than provide the information requested, or in the format suggested by the SEC Staff, Mr. Chevedden's email asserted that "[i]t does not appear material if the broker rounded down the stock holdings in one letter as long as the value exceeded $2000 [sic] in both letters," and attached another copy of the *initial* November 27, 2012 Letter—not the Revised November 27, 2012 Letter submitted with the

December 2012 Proposal—with what appeared to be the name "Myra Le Young" photocopied on it (the "December 13 Copy"). (*See* Shea Aff. Ex. G.) This version of the November 27, 2012 Letter does not attach *any* shareholder proposal, and includes an additional typed date ("12/12/2012") next to the new signature. (*See id.*) It therefore offered no indication that Ms. Young actually supported the December 2012 Proposal. The December 13 Email did not address any other deficiencies described in the First Deficiency Notice. (*See id.*)

3. WCN's Second Deficiency Notice to Defendants

On December 18, 2012, WCN sent a letter to Mr. Chevedden explaining that he had not cured the deficiencies in the December 2012 Proposal (the "Second Deficiency Notice"). (*See* Shea Aff. Ex. H.) The Second Deficiency Notice stated that the December 13 Email did not explain any of the discrepancies between the two letters from TD Ameritrade. (*Id.*) The Second Deficiency notice also questioned the authenticity of the apparently-photocopied signature from "Myra Le Young" on the December 13 Copy. (*Id.* at 2.) Although not required to do so, the Second Deficiency Notice again indicated that WCN would accept an original letter from TD Ameritrade curing the ownership proof deficiencies once and for all. (*See id.*)

4. Mr. Chevedden's Responses to the Second Deficiency Notice

On December 26, 2012, one day *after* the 14-day cure period prescribed by Rule 14a-8(f)(1) had expired, Mr. Chevedden sent another email to WCN, again apparently copying Mr. McRitchie. (*See* Email fromISMA & OMB Memorandum M-07-to Pat Shea re: "Rule 14a-8 Proposal (WCN)," Dec. 26, 2012 (the "December 26 Email"), Shea Aff. Ex. I.) The email attached another copy of the November 27, 2012 Letter, with two more handwritten names—another purported signature from Ms. Young and a signature from Mr. McRitchie (both of which were dated "12/20/2012") (the "December 26 Copy"). (*See* Shea Aff. Ex. I.) As with the document transmitted by Mr. Chevedden on December 13, 2012, this version of the November 27, 2012 Letter does not attach any shareholder proposal. (*See id.*) It therefore provided no evidence that Ms. Young supports the December 2012 Proposal. (*See id.*)

On January 1, 2013, Mr. Chevedden sent an email to WCN, again apparently copying Mr. McRitchie. (*See* Email from FISMA & OMB Memorandum M-07-16 to Pat Shea re: "Rule 14a-8 Proposal (WCN)," Jan. 1, 2013 (the "January 1 Email"), Shea Aff. Ex. J.) The January 1 Email stated, "It is believed that the submittal letter emailed on December 26, 2012 more than addresses any valid concern. Please let me know if there is any further question." (*Id.*)

No further information or documentation has been provided by defendants. (*See* Shea Aff. ¶ 13.)

ARGUMENT

Defendants' proposal is riddled with flaws under Rule 14a-8, and may therefore be excluded from WCN's proxy materials. This case is ripe for summary judgment. WCN's motion hinges on clear legal principles and an established record from which no reasonable fact-finder could conclude that defendants satisfied Rule 14a-8. *See Paz*, 555 F.3d at 391. All of the material facts—the substance of defendants' proposal, the dates of submission, the contents of their purported proof of stock ownership, and the documents purporting to give Mr. Chevedden proxy power—appear on the face of documents provided to WCN by Mr. Chevedden, and are thus beyond any reasonable dispute. Nor can defendants offer any additional evidence at this point, even if it would be material to whether they *could* have met the requirements of Rule 14a-8 last year. As recognized in *Apache*, after the deadline for shareholder proposals has expired, further evidence regarding a proponent's qualifications is irrelevant. *Apache*, 696 F. Supp. 2d at 739 (declining to consider late-submitted proof of ownership from Mr. Chevedden). For these reasons, and as more fully explained below, WCN is now entitled to summary judgment on the merits.

I. THE DECEMBER 2012 PROPOSAL MAY BE EXCLUDED FROM WCN'S PROXY MATERIALS BECAUSE IT IS DEFECTIVE UNDER RULE 14A-8

Rule 14a-8 sets forth substantive bases on which companies may exclude shareholder proposals. The SEC recognizes that "*[o]nly a court* such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials." SEC Division of Corporation Finance, Informal Procedures Regarding Shareholder Proposals (emphasis added), *available at* http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8-informal-procedures.htm, App. D. Courts regularly allow companies to exclude proposals that fall within one of the forbidden categories in Rule 14a-8. *See, e.g., Grimes v. Centerior Energy Corp.*, 909 F.2d 529, 532-33 (D.C. Cir. 1990) (allowing exclusion of proposal related to capital expenditure approvals under the ordinary business operations exclusion in 14a-8(i)(7) (formerly (c)(7)); *Roosevelt v. E.I. Du Pont de Nemours & Co.*, 958 F.2d 416, 425 (D.C. Cir. 1992) (allowing exclusion of proposal related to discontinuing the production of certain chemicals under ordinary business exception); *Lindner v. Am. Express Co.*, No. 10 Civ. 2228(JSR)(JLC), 2011 WL 2581745, at *6 (S.D.N.Y. June 27, 2011) (allowing exclusion of proposal that related to a personal grievance and was thus forbidden under 14a-8(i)(4)), App. G.

The same result—exclusion of the defendants' proposals—is warranted here for four separate and independently sufficient bases under Rule 14a-8.[2]

[2] The November 2012 Proposal need not be included in WCN's proxy materials because it is no longer in effect. Under Rule 14a-8(c), "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." 17 C.F.R. § 240.14a-8(c). Both proposals purport to be based on the same shares, those owned by Mr. McRitchie and possibly Ms. Young. (*See* 2012 TD Ameritrade Letter, Shea Aff. Ex. D; December 2012 Proposal, Shea Aff. Ex. E (lacking any additional proof of ownership other than the 2012 TD Ameritrade Letter submitted with the November 2012 Proposal).) Thus, the December 2012 Proposal necessarily nullified the November 2012 Proposal by operation of law—regardless of whether Mr. McRitchie or Ms. Young ever actually

A. Rule 14a-8 Expressly Permits the Exclusion of Proposals That Would Remove Directors From Office Before Their Terms Expire

Rule 14a-8(i)(8)(ii) expressly permits companies to exclude a shareholder proposal that "[w]ould remove a director from office before his or her term expired." 17 C.F.R. § 240.14a-8(i)(8)(ii). The staff of the Division of Corporation Finance of the SEC (the "SEC Staff") has expressly and repeatedly confirmed that Rule 14a-8(i)(8)(ii) permits companies to exclude shareholder proposals that would remove directors from office before their terms expire—as Mr. Chevedden well knows. The SEC Staff has previously agreed that companies could exclude *Mr. Chevedden's own* proposals on this exact basis. *See, e.g., Kinetic Concepts, Inc., SEC No-Action Letter (2004-2011),* WSB File No. 0321201127 (CCH) (Mar 21, 2011) (confirming the exclusion of Mr. Chevedden's proposal to require each director to stand for election annually), App. E; *id.*, Letter from S. Gupta to SEC Div. of Corp. Fin., Jan. 19, 2011 at 8 ("It has been a long-standing position of the Staff that proposals which have the purpose, or that could have the effect, of prematurely removing a director from office before his or her term expired are considered to relate to a nomination or an election and are therefore excludable"); *Western Union Co., SEC No-Action Letter (2004-2011),* Fed. Sec. L. Rep. (CCH) ¶ 76,705 (Feb. 25, 2011) (confirming the exclusion of an identical proposal from another proponent "under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board"), App. F.

Here, the December 2012 Proposal violates Rule 14a-8(i)(8)(ii). In any given year, the terms for WCN directors in one of three board "classes" expire, and the directors

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supported (or even knew about) either proposal. *See* 17 C.F.R. § 240.14a-8(c). Defendants also concede that only the December 2012 Proposal is outstanding. (*See* Defendants' Motion and Supporting Memorandum to Dismiss for Lack of Subject Matter Jurisdiction at 4, *Waste Connections, Inc. v. Chevedden et al.*, No. 4:13-00176 (ECF No. 11) (Feb. 1, 2013) (stating that the "defendants' [sic] need not withdraw *their proposal*" (emphasis added)), Shea Aff. Ex. K.)

holding those terms stand for election, while directors in the other two classes continue to serve. (*See* WCN Sch. 14A at 4 (describing WCN's board structure), Shea Aff. Ex. A.) Defendants' proposal would require WCN to "take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition *within one-year* [sic]." (December 2012 Proposal, Shea Aff. Ex. E (emphasis added).) It would thus prematurely end the current terms of many of WCN's directors. Indeed, if implemented following WCN's 2013 annual meeting, as defendants insist, the December 2012 Proposal would cut short by one year the terms of two directors whose terms expire in 2015 and would cut short by two years the terms of two directors whose terms expire in 2016 if they are elected at the 2013 annual meeting. (*See* WCN Sch. 14A at 4-5, Shea Aff. Ex. A.)

WCN is entitled to exclude the December 2012 Proposal from its proxy statement pursuant to the express terms of Rule 14a-8(i)(8)(ii). This alone is sufficient for summary judgment.

B. Rule 14a-8 Does Not Permit Shareholders to Make "Proxy Proposals By Proxy," Nor to Grant Proxy Authority in Violation of Applicable State Law, as Attempted Here

Rule 14a-8(h) requires that a shareholder personally appear at the shareholders' meeting to present his or her proposal, or designate a "representative . . . to present a proposal on your [the shareholder's] behalf." 17 C.F.R. § 240.14a-8(h). Section (h) is the only section of Rule 14a-8 that allows a shareholder to appoint a representative to act on his or her behalf, and, by its terms, it is *only* for the purpose of presenting the shareholder's proposal at the shareholders' meeting. The rule does not contain *any* language permitting a shareholder to grant a proxy to another person in advance of the shareholders' meeting in order for that other person to submit a shareholder proposal for inclusion in a company's proxy statement.

Nevertheless, that is what defendants try to do here. In the November 27, 2012 Letter, Mr. McRitchie writes that he purports to give "my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it." (November 27, 2012 Letter, Shea Aff. Ex. C.) This so-called "proxy" would permit Mr. Chevedden to designate yet another, unidentified person—including persons unknown to Mr. McRitchie—to advance proposals to WCN on Mr. McRitchie's behalf. Nothing in Rule 14a-8 contemplates this sort of "proxy proposal by proxy" scheme.

The facts here illustrate the reasons for this limitation. Without it, companies would often confront exactly the type of ambiguity and confusion about the non-shareholder proponent's authority to submit a proposal present in this case. Supposedly in support of the December 2012 Proposal, Mr. Chevedden sent three separate copies of the November 27, 2012 Letter, but in none of these did anyone who actually owns WCN shares ever express support for the proposal.[3] Nor does the reference in the November 27, 2012 Letter to allowing Mr. Chevedden to make a "modification" of the November 2012 Proposal authorize the December 2012 Proposal. Because the December 2012 Proposal concerns an entirely different topic (the annual election of directors) (*see* December 2012 Proposal, Shea Aff. Ex. E) than the November 2012 Proposal (shareholders' ability to call a special meeting) (*see* November 2012 Proposal, Shea Aff. Ex. C), it is not a "modification," but a brand new proposal.

[3] The Revised November 27, 2012 Letter, which accompanied the December 2012 Proposal, had no new signature from Mr. McRitchie. (*See* Revised November 27, 2012 Letter, Shea Aff. Ex. E.) The December 13 Copy also had no new signature from Mr. McRitchie, only an apparent photocopy of a signature from someone who may or may not be Ms. Young, and did not accompany *any* proposal. (*See* December 13 Copy, Shea Aff. Ex. G.) Likewise, although the December 26 Copy bore what appeared to be two original signatures, possibly from Mr. McRitchie and Ms. Young, it attached no proposal. (*See* December 26 Copy, Shea Aff. Ex. I.)

In any event, defendants' proposal violates Rule 14a-8(h) in yet another way because Mr. Chevedden has not demonstrated, as he must, that he has an adequate power of attorney under applicable state law. Rule 14a-8(h) requires that any party designated as a shareholder's proxy be "qualified under state law to present the proposal on your behalf." 17 C.F.R. § 240.14a-8(h). Under Delaware law, which applies to this question,[4] Mr. Chevedden would therefore need a "power of attorney" from a WCN shareholder, which is a "written authorization used to evidence an agent's authority to a third person." *Realty Growth Inv. v. Council of Unit Owners*, 453 A.2d 450, 454 (Del. 1982). The terms of a power of attorney must be "certain and plain," and powers of attorney are "strictly construed." *Id.* at 455. Here, however, *none* of the documents provided to WCN by Mr. Chevedden authorizes him to advance the December 2012 Proposal on behalf of Mr. McRitchie or Ms. Young. He clearly has not provided a power of attorney authorizing him to do so.

WCN is therefore entitled to a declaratory judgment that it may exclude the December 2012 Proposal from its proxy statement on the additional basis that it violates Rule 14a-8(h). *See* 17 C.F.R. § 240.14a-8(h).

C. Defendants Did Not Comply With the Rule 14a-8 Deadline For Submission of Shareholder Proposals

Rule 14a-8(e)(2) establishes a deadline for submitting shareholder proposals. That deadline must be set forth in the company's proxy statement for the prior year, and calculated such that a shareholder "proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." 17

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[4] As used in Rule 14a-8, "state law" includes the law of the company's state of incorporation, which is Delaware in the case of WCN. *Cf. Apache Corp. v. New York City Employees' Retirement System*, 621 F. Supp. 2d 444, 449 (S.D. Tex. 2008) (looking to law of state of company's incorporation to interpret "ordinary business operations" exception in Rule 14a-8).

C.F.R. § 240.14a-8(e)(2). Here, the relevant date was set forth in WCN's 2012 proxy materials, which specified that stockholder proposals must be received by WCN no later than the close of business on December 6, 2012 to be considered for inclusion in the 2013 proxy materials. (*See* WCN Sch. 14A at 58, Shea Aff. Ex. A.)

Courts consistently enforce the submission deadline in Rule 14a-8(e)(2). Indeed, in *Apache*, the Court allowed the exclusion of a proposal from Mr. Chevedden in part because he provided untimely documentation. The Court stated that it "need not decide whether" a document provided after the deadline in Rule 14a-8(e)(2) "in combination with" an earlier letter could establish the requisite stock ownership under Rule 14a-8(b), because the document was not timely. *Apache*, 696 F. Supp. 2d at 739. Thus, the question of whether late-submitted documents *might* have allowed Mr. Chevedden to comply with Rule 14a-8, had he submitted them by the deadline, was irrelevant. *See also KBR I*, 776 F. Supp. 2d at 432 (allowing exclusion in part because Mr. Chevedden "has not timely submitted" documents that could prove ownership).

Defendants' failure to meet the Rule 14a-8(e)(2) deadline compels the same result in this case. At no time on or before the December 6, 2012 deadline did Mr. Chevedden submit the December 2012 Proposal signed by *either* Mr. McRitchie *or* Ms. Young (much less by both of them), the only two people who may have an ownership interest in the relevant WCN shares. The Revised November 27, 2012 Letter attaching the December 2012 Proposal is merely a copy of the earlier November 27, 2012 Letter supporting the November 2012 Proposal, and lacks a new signature from Mr. McRitchie. (*See* Revised November 27, 2012 Letter, Shea Aff. Ex. E.) The only purported signatures from Ms. Young were dated "12/12/2012" and

"12/20/2012"—well past the deadline—and in any event did not accompany *any* proposal.[5] (*See* December 13, 2012 Copy, Shea Aff. Ex. G; December 26, 2012 Copy, Shea Aff. Ex. I.) Thus, neither Mr. McRitchie nor Ms. Young expressed any support for the December 2012 Proposal by the deadline—nor indeed, at any time. The proposal may therefore be excluded from WCN's proxy materials. *See Apache*, 696 F. Supp. 2d at 739 (allowing exclusion and not considering untimely submissions); *see also KBR I*, 776 F. Supp. 2d at 432 (noting lack of timely proof of ownership).

For these reasons, WCN is also entitled to a declaratory judgment that it may exclude the December 2012 Proposal from its proxy statement based on defendants' failure to meet the deadline imposed by Rule 14a-8(e)(2). *See* 17 C.F.R. § 240.14a-8(e)(2).

D. Defendants Have Not Satisfied the Ownership Requirements of Rule 14a-8(b)

Rule 14a-8(b) sets forth the ownership requirements for shareholder proposals. According to Rule 14a-8(b), "to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting." 17 C.F.R. § 240.14a-8(b). The burden to demonstrate ownership of sufficient shares falls on the shareholder, which must "prove [his] eligibility to the company." *Id.* § 240.14a-8(b)(2); *see Apache*, 696 F. Supp. 2d at 740 (company has no burden to verify alleged ownership for purposes of Rule 14a-8(b)).

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[5] Although WCN did comply with the requirement in Rule 14a-8(f) to give Mr. Chevedden a 14-day cure period following a notice of deficiency, the failure to document that a shareholder even supports the proposal in the first place is not a curable defect listed in Rule 14a-8. These include only defects related to requirements for statements accompanying proposals, 14a-8(a), ownership requirements, 14a-8(b), number of proposals, 14a-8(c), and length of proposals, 14a-8(d). *See* 17 C.F.R. § 240.14a-8(f).

In both *Apache* and *KBR*, Judge Rosenthal held that Mr. Chevedden failed to carry his burden to demonstrate the requisite ownership. First, in *Apache*, Mr. Chevedden attempted to rely on a letter from an entity called RTS, which he described as a broker. *See Apache Corp.*, 696 F. Supp. 2d at 739-40. However, RTS was not the record owner of the securities, and was registered as an investment advisor, not a broker. *See id.* at 740. Mr. Chevedden refused Apache's request that he provide a statement from the registered owner, and instead suggested that Apache verify ownership of the shares. The court rejected this proposition and stressed that Apache was not required to verify Mr. Chevedden's allegations:

> Rule [14a-8] requires shareholders to "prove [their] eligibility." The parties agree that all Chevedden gave Apache as timely, relevant proof of ownership was the December 10 RTS letter. Apache has described its concerns about the reliability of the statements made in the RTS letter. It is not Apache's burden to investigate to confirm the statements or to engage in such steps as obtaining a [registered holders] list to provide independent verification of Chevedden's status as an Apache shareholder.

Id. at 739-40. Similarly, in *KBR*, Judge Rosenthal again concluded that a proposal from Mr. Chevedden could be excluded in part because he "submitted the same type of letter from RTS [that the] Court found insufficient in *Apache*." *KBR I*, 776 F. Supp. 2d at 432.

Like the RTS letters in those decisions, the only proof of ownership offered in this case is inherently unreliable, and therefore insufficient. Specifically, the 2011 TD Ameritrade Letter conflicts with the 2012 TD Ameritrade letter in terms of who owns the shares, what minimum amount(s) the owner(s) held, and for how long. (*Compare* 2011 TD Ameritrade Letter, Shea Aff. Ex. B (addressed only to Mr. McRitchie, specifying ownership of "no less than 300" shares since November 2010) *with* 2012 TD Ameritrade Letter, Shea Aff. Ex. D (addressed to Mr. McRitchie and Ms. Young, specifying ownership of "no less than 337 shares" since December 2003).) Based on the two letters, WCN cannot determine (i) whether

Mr. McRitchie and Ms. Young are co-owners of the shares, or have some other relationship; (ii) how Ms. Young could have some unspecified ownership interest in the shares from 2003 to 2012, yet not be mentioned at all as an owner for a period from 2010 through 2011; or (iii) how Mr. McRitchie (and possibly Ms. Young) could have held a minimum of 337 shares for a nearly nine-year period that includes the shorter period during which Mr. McRitchie had a minimum of only 300 shares.

Mr. Chevedden never answered these questions, despite receiving two opportunities to do so from WCN in the form of deficiency notices. (*See* First Deficiency Notice at 1, Shea Aff. Ex. F; Second Deficiency Notice, Shea Aff. Ex. H.) Nor did WCN ever receive any signed letter from the owner of the WCN shares in the format specified by the SEC, which WCN identified to Mr. Chevedden. (*See* First Deficiency Notice at 2, Shea Aff. Ex. F.) Defendants thus failed to carry their burden to "prove [their] eligibility to the company." 17 C.F.R. § 240.14a-8(b)(2). WCN had no independent obligation to investigate the details of the account identified in the TD Ameritrade letters. Instead, here, just as in *Apache*, "[i]t is not [the Company's] burden to investigate to confirm the [ownership] statements," or to attempt to obtain "independent verification" of defendants' holdings in WCN stock. *Apache*, 696 F. Supp. 2d at 740.

WCN is thus entitled to a declaratory judgment for the additional reason that the December 2012 Proposal does not comply with the requirements of Rule 14a-8(b).

CONCLUSION

For the reasons stated above, WCN respectfully requests that this Court declare that WCN properly may exclude the November 2012 Proposal and the December 2012 Proposal from WCN's proxy materials under Rule 14a-8.

Dated: February 22, 2013

Respectfully submitted,

/s/Andrew J. Fossum
Andrew J. Fossum
Attorney-in-Charge
CA State Bar No. 250373
SD/TX Admissions No. 1146327
LATHAM & WATKINS LLP
811 Main Street, Suite 3700
Houston, Texas 77002
Tel: (713) 546-5400
Fax: (713) 546-5401
Email: andrew.fossum@lw.com

Jeff G. Hammel, admitted *pro hac vice*
Jason A. Kolbe, admitted *pro hac vice*
LATHAM & WATKINS LLP
885 Third Avenue
New York, New York 10022
Tel: (212) 906-1200
Fax: (212) 751-4864
Email: jeff.hammel@lw.com
Email: jason.kolbe@lw.com

Counsel for Plaintiff
Waste Connections, Inc.

CERTIFICATE OF SERVICE

I certify that on February 22, 2013, this document, as well as the accompanying appendices, were electronically transmitted to the Clerk of Court using the ECF System, and true and correct copies were caused to be served in accordance with the Federal Rules of Civil Procedure via First Class Mail via the United States Postal Service upon:

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Defendant

Mr. James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Defendant

-and-

Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

Defendant

/s/ Andrew J. Fossum
Andrew J. Fossum

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

WASTE CONNECTIONS, INC., Plaintiff,	)	Civil Action: 4:13-CV-00176-KPE
v.	)	
JOHN CHEVEDDEN, JAMES McRITCHIE and MYRA K. YOUNG, Defendants.	)	

ORDER DENYING DEFENDANTS' MOTION TO DISMISS AND GRANTING PLAINTIFF WCN'S MOTION FOR SUMMARY JUDGMENT

On April 4, 2013, the Court held a hearing on (i) the motion to dismiss filed by Defendants John Chevedden, James McRitchie, and Myra K. Young on February 1, 2013 (ECF No. 11), and (ii) the motion for summary judgment filed by Plaintiff Waste Connections, Inc. ("WCN") on February 22, 2013 (ECF No. 15).

The Court has considered the parties' briefing on Defendants' motion to dismiss, as well as the arguments presented at the April 4, 2013 hearing. The Court finds that WCN has standing to pursue the declaratory relief it seeks and that Defendants' motion to dismiss should be DENIED.

WCN's motion for summary judgment is unopposed. Having considered WCN's motion for summary judgment, including its supporting evidence, the Court concludes that WCN has met its burden of demonstrating that there is no genuine dispute as to the material facts. The Court therefore finds that WCN's motion for summary judgment should be GRANTED.

Accordingly, it is ORDERED that Defendants' Motion is DENIED and WCN's Motion is GRANTED.

Therefore, it is ORDERED that the shareholder proposals submitted to WCN by Defendants on November 27, 2012, and December 6, 2012, may be excluded from WCN's proxy statement pursuant to 17 C.F.R. § 240.14a-8.

Signed at Houston, Texas on 3 June, 2013.

United States District Judge